SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

_________________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated June 1, 2009 regarding a Telefónica de Argentina S.A. Stock Purchase

Telefónica de Argentina S.A.
Telefónica Internacional S.A.
Telefónica Móviles Argentina S.A.

Buenos Aires, June 1st, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. Stock Purchase

Dear Sirs,

We are writing to you on behalf of Telefónica de Argentina S.A. (“TASA” or the “Company”), Telefónica Internacional S.A. (“TISA”) and Telefónica Móviles Argentina S.A. (“TMA”) setting address at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

In this regard and further to our letter of March 16th, 2009, please be advised that last May 29th, the Company was served notice by shareholder TISA, pursuant to section 215, Law 19550, reporting of the last transfer made by TMA of the 17,460,501 TASA ADRs, each ADR representing 40 common book-entry Class B shares of stock of $0.10 par value each and entitled to one vote per share, representing 10% of TASA capital stock and votes.

Hence the Company’s shareholding composition is as follows:

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.:
3,599,126.635 common, book-entry Class “A” shares of stock of $ 0.10 par value each and entitled to one vote per share, representing 51.53 % of the capital stock.
81,422,560 common, book-entry Class “B” shares of stock of $ 0.10 par value each and entitled to one vote per share, representing 1.17% of the capital stock.

TELEFONICA INTERNACIONAL S.A.
1,046,890,320 common, book-entry Class “B” shares of stock of $ 0.10 par value each and entitled to one vote per share, representing 14.99 % of the capital stock.

TELEFONICA MOVILES ARGENTINA S.A.
768,262,045 common, book-entry Class “A” shares of stock of $ 0.10 par value each and entitled to one vote per share, representing 11 % of the capital stock.
1,296,324,988 common, book-entry Class “B” shares of stock of $ 0.10 par value each and entitled to one vote per share, representing 18.56 % of the capital stock.

TELEFONICA INTERNATIONAL HOLDING B.V.
66,171,964 common, book-entry Class “B” shares of stock of $ 0.10 par value each and entitled to one vote per share, representing 0.95 % of the capital stock.

MINORITY SHAREHOLDERS:
126,001,784 common, book-entry Class “B” shares of stock of $ 0.10 par value each and entitled to one vote per share, representing 1.80 % of the capital stock.

                              Yours sincerely,

Pablo Luis Llauró Telefónica de Argentina S.A. Telefónica Internacional S.A.	Santiago Barca Telefónica Móviles Argentina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	June 1, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel